==============================================================================


                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                      --------------------------

                               FORM 11-K

(Mark One)
 ( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 1999

                                  OR

 (   )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

             For the transition period from            to
                                            ----------    ----------
-

                  Commission file number    333-21399


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Willbros Employees' 401(k) Investment Plan
               600 Willbros Place, 2431 East 61st Street
                        Tulsa, Oklahoma  74136









B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Willbros Group, Inc.
                        Dresdner Bank Building
                        50th Street, 8th Floor
                           P. O. Box 850048
                     Panama 5, Republic of Panama
                    Telephone No.: (50-7) 263-9282

==============================================================================

                               SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Willbros Employees' 401(k) Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   WILLBROS EMPLOYEES' 401(k)
                                        INVESTMENT PLAN







Date: June 28, 2000                By:       /s/ Melvin F. Spreitzer
                                      ------------------------------------
                                               Melvin F. Spreitzer
                                            Retirement Plans Committee

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                               INDEX TO
                               --------

            FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
            ----------------------------------------------



                                                  Page
                                                  ----


Independent Auditors' Report                       4

Financial Statements:

    Statements of Net Assets Available for
     Plan Benefits                                 5

    Statements of Changes in Net Assets
     Available for Plan Benefits                   6

    Notes to Financial Statements                 7-9


                                                Schedule
                                                --------

Schedule of Assets Held for Investment
 Purposes at End of Year                           1




All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

                     Independent Auditors' Report




The Retirement Plans Committee
Willbros USA, Inc.:


       We have audited the accompanying statements of net assets available for plan benefits of Willbros Employees' 401(k) Investment Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Willbros Employees' 401(k) Investment Plan as of December 31, 1999 and 1998 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   KPMG LLP


Tulsa, Oklahoma
May 19, 2000

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      December 31, 1999 and 1998






                                                          1999        1998
                                                     -----------  -----------


  Investments, at fair value:
     Specifically Directed Investment Fund           $ 5,862,958  $ 6,824,887
     FRTC Equity I Fund                                4,679,053    4,126,067
     FRTC Fixed Income I Fund                            760,857      877,497
     FRTC Global Balanced Fund                         3,336,280    3,168,373
     FRTC Small Cap Fund                               1,495,577    1,484,723
     FRTC All International Markets Fund               1,265,609      786,953
     FRTC Investment Contract Fund                     1,433,443    1,093,773
     FRTC Balanced Income Fund                            23,991       18,281
     FRTC Domestic Conservative Balanced Fund             53,357       78,988
     FRTC Aggressive Balanced Fund                       372,354      288,055
     FRTC Global Equity Fund                             288,337      154,565
     Company Stock Fund                                  883,648      765,730
     Participant Loan Fund                               702,548      530,552
                                                     -----------  -----------
                                                      21,158,012   20,198,444

  Accrued investment income                                4,968        7,231

  Cash                                                    19,848       87,105

  Due to Broker                                          (23,895)           -
                                                     -----------  -----------

     Net assets available for plan benefits          $21,158,933  $20,292,780
                                                     ===========  ===========


            See accompanying notes to financial statements.

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                Years ended December 31, 1999 and 1998





                                                        1999         1998
                                                     -----------  -----------


Additions to net assets attributed to:
     Investment income:
       Net appreciation in fair
        value of investments                         $ 2,319,957  $ 1,338,793
       Dividends                                         121,233      704,695
       Interest                                           57,431       96,850
                                                     -----------  -----------
                                                       2,498,621    2,140,338

     Contributions:
       Employer                                          682,033      781,321
       Participants                                    1,613,362    1,621,981
                                                     -----------  -----------
                                                       2,295,395    2,403,302
                                                     -----------  -----------
       Total additions                                 4,794,016    4,543,640

Deductions from net assets attributed to:
     Benefits paid to participants                     3,739,919    2,201,848
     Forfeitures                                          72,786       63,552
     Trustee and other fees                              115,158       78,463
                                                     -----------  -----------
       Total deductions                                3,927,863    2,343,863
                                                     -----------  -----------

       Net increase                                      866,153    2,199,777

Net assets available for plan benefits:
     Beginning of year                                20,292,780   18,093,003
                                                     -----------  -----------

     End of year                                     $21,158,933  $20,292,780
                                                     ===========  ===========



            See accompanying notes to financial statements.

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS



1.  Description of Plan

    The following description of the Willbros Employees' 401(k)
Investment Plan (the "Plan") provides only general information.
Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

    General - The Plan is a defined contribution plan covering all Tulsa office full-time employees of Willbros USA, Inc., all Tulsa office full-time employees of Willbros Engineers, Inc., and all salaried employees of Willbros Energy Services Company (collectively the "Company") who have one year of eligible service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    Contributions - Participants may contribute, by payroll deductions, from 1% to 20% of their compensation to the Plan and allocate these amounts as deferred or taxable contributions. The Company may contribute an amount equal to 100% of each participant's contribution up to a maximum of 5% of their compensation. For the years ended December 31, 1999 and 1998, the Company was contributing up to 4% of participant's compensation in cash, or, if the participant so elected, up to 5% of compensation in Willbros Group, Inc. common stock.

    Participant Accounts - Each participant's account is credited with the participant's contributions and the Company contributions. At each valuation date, participants' accounts for each investment option are credited with their share of the net income and gains and charged with losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Under certain circumstances, transfers of balances between plans may be made.

    Vesting - Participants are immediately vested in their voluntary contribution account and their salary reduction account plus actual earnings thereon. Vesting in the Company contribution account is based on years of service earned as follows: 3 years - 50%;
4 years - 75%; and 5 years - 100%.

    Forfeitures - The portion of a participant's employer contribution that is forfeited because of termination of employment before full vesting is applied to reduce the Company's future contributions.

    Payment of Plan Benefits - On termination of service, participants may elect to receive a lump-sum amount equal to the vested value of their accounts, or, if vested plan benefits exceed $5,000, defer distribution until age 70 is reached or death occurs.

    Participants who are age 55 may also withdraw their salary reduction accounts. Hardship withdrawals from salary reduction accounts before age 59-1/2 are also permitted under certain circumstances.

    Participant Loans - Participants may borrow from the Plan pursuant to Section 408(b)(1) of ERISA. Loans to a participant may not exceed the lesser of 50% of the present value of the nonforfeitable accrued benefit of the participant, the balance of the participant's voluntary and salary reduction contribution accounts plus the vested portion of his or her Company contribution account, or $50,000. The minimum loan is $1,000.

    Loans are stated at cost, which approximates fair value.

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS


1.  Description of Plan (Continued)

    Investment Options - Participants may direct investment of their funds to one or more of the following investment options:

       Option A:  Specifically Directed Investment Fund,

       Option B:  The Frank Russell Investment Contract Fund (previously the American Performance Cash Management Fund and Federal Capital Preservation Fund until March 1, 1998),

       Option C:  The Frank Russell Fixed Income I Fund (previously the Pacific Investment Management Company Total
                  Return Fund until March 1, 1998),

       Option D:  The Frank Russell Balanced Income Fund,

       Option E:  The Frank Russell Domestic Conservative Balanced Fund,

       Option F:  The Frank Russell Global Balanced Fund (previously the
                  Miller, Anderson & Sherrerd Balanced Fund until
                  March 1, 1998),

       Option G:  The Frank Russell Aggressive Balanced Fund,

       Option H:  The Frank Russell Global Equity Fund,

       Option I:  The Frank Russell Equity I Fund (previously the
                  Janus Fund's Equity Option until March 1, 1998),

       Option J:  The Frank Russell All International Markets Fund
                  (previously the Warburg, Pincus International Equity Fund until March 1, 1998),

       Option K:  The Frank Russell Small Cap Fund (previously the
                  Westcore Midco Growth Fund Institutional until
                  March 1, 1998),

       Option L:  Willbros Group, Inc. Common Stock.

    Administrative Expenses - Administrative expenses of the Plan
(except transaction fees for Option A participants and wire fees for sales of Option I) are paid by the Company.

2.  Summary of Significant Accounting Policies

    Basis of Presentation - The accompanying financial statements of the Plan have been prepared on an accrual basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

    Net Assets Available for Plan Benefits - Net assets available for plan benefits include benefits payable to current participants and those who have withdrawn from the Plan. The annual information return filed with the Internal Revenue Service (Form 5500) requires amounts due to participants who have withdrawn from the Plan to be stated as a liability and a distribution. There were no such benefits payable at December 31, 1999 and 1998.

    Investments - Investments are held in pooled trust funds and mutual funds and are stated at the Plan's proportionate share of the fair value of the holdings of the pooled trust funds. If available, quoted market prices are used to value investments in mutual funds and other securities. The difference between the current value and the historical cost is reflected as net appreciation and depreciation. Purchases and sales of investments are recorded on a trade date basis, except as explained in Note 5.

    Newly Issued Accounting Pronouncements - In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS


3.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

4.  Tax Status

    The Plan was established January 1, 1976 under the provisions of ERISA. The Internal Revenue Service has determined that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and that the Plan is exempt from federal income taxes under Section 501(a) which provides that earned income is taxable only upon distribution thereof. A favorable determination letter covering the Plan has been received from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently operated within the applicable requirements of the IRC.

5.  Investments

    The Plan's investments and cash are held by Bank of Oklahoma, N.A. and administered under a trust agreement with the Company. The
Plan's investment options are managed by Frank Russell Trust Company ("FRTC"), which has full discretionary authority for purchase and sale of investments not specifically directed by participants within the approved Plan options; however, the Retirement Plans Committee for the Plan retains the right to change the options available to participants.

    The following table presents the fair values of investments at December 31, 1999 and 1998. Investments that represent five percent or more of the Plan's net assets are separately identified.








                                                        1999          1998
                                                    -----------   -----------


  Specifically Directed
   Investment Fund:
     Various investments                            $ 5,862,958   $ 6,824,887
  FRTC Equity I Fund                                  4,679,053     4,126,067
  FRTC Fixed Income I Fund                              760,857       877,497
  FRTC Global Balanced Fund                           3,336,280     3,168,373
  FRTC Small Cap Fund                                 1,495,577     1,484,723
  FRTC All International Markets Fund                 1,265,609       786,953
  FRTC Investment Contract Fund                       1,433,443     1,093,773
  FRTC Balanced Income Fund                              23,991        18,281
  FRTC Domestic Conservative Balanced Fund               53,357        78,988
  FRTC Aggressive Balanced Fund                         372,354       288,055
  FRTC Global Equity Fund                               288,337       154,565
  Company Stock Fund                                    883,648       765,730
  Participant Loan Fund                                 702,548       530,552
                                                    -----------   -----------

                                                    $21,158,012   $20,198,444
                                                    ===========   ===========


                                                                   Schedule 1


              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN
      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                           December 31, 1999





Column (a)  Column (b)           Column (c)          Column (d)   Column (e)

                               Description of
            Identity of          Investment
Party-in-    Issuer,         Including Maturity
interest    Borrower,           Date, Rate of
Identifi-   Lessor, or         Interest, Par or                     Current
 cation    Similar Party        Maturity Value          Cost         Value
---------  -------------  -------------------------  -----------  -----------


           Specifically   Funds invested in various
           Directed        equity and interest-
           Investment      bearing securities at the
           Fund            direction of individual
                           participants              $ 5,239,502  $ 5,862,958

           Frank Russell  Equity mutual fund
           Trust Company   invested in common
           Equity I Fund   stocks                      3,572,104    4,679,053

           Frank Russell  Fixed income mutual fund
           Trust Company   invested in U.S.
           Fixed           government bond, U.S.
           Income I Fund   government agency,
                           corporate, and mortgage-
                           related bonds                 740,362      760,857

           Frank Russell  Pooled fund invested in
           Trust Company   other various equity and
           Global          interest-bearing pooled
           Balanced Fund   funds                       2,695,813    3,336,280

           Frank Russell  Aggressive equity fund
           Trust Company   invested in common
           Small Cap       stocks
           Fund                                        1,173,185    1,495,577

           Frank Russell  Mutual fund invested in
           Trust Company   international equity
           All Inter-      investments
           national
           Markets Funds                                 928,653    1,265,609

           Frank Russell  Mutual fund invested in
           Trust Company   guaranteed investment
           Investment      contracts
           Contract Fund                               1,357,050    1,433,443

           Frank Russell  Mutual fund invested in
           Trust Company   U.S. common stocks and
           Balanced        and bonds
           Income Fund                                    22,968       23,991

           Frank Russell  Mutual fund invested in
           Trust Company   U.S. common stocks and
           Domestic        bonds
           Conservative
           Balanced Fund                                  47,682       53,357

           Frank Russell  Aggressive equity fund
           Trust Company   invested in U.S. and
           Aggressive      non-U.S. common stocks
           Balanced Fund                                 299,432      372,354

           Frank Russell  Mutual fund invested in
           Trust Company   U.S. and non-U.S.
           Global Equity   common stocks
           Fund                                          230,431      288,337

    *      Company Stock  Unitized fund in Willbros
           Fund            Group, Inc. common stock    1,838,327      883,648

    *      Participant    Loans extended to
           Loan Fund       participants maturing in
                           less than 5 years with
                           interest rates ranging
                           from 6% to 9%                 702,548      702,548
                                                     -----------  -----------

                                                     $18,848,057  $21,158,012
                                                     ===========  ===========




                             EXHIBIT INDEX
                             -------------





<CAPTION)


     EXHIBIT
     NUMBER                  EXHIBIT
     -------       ----------------------------------------


       23          Independent Auditors' Consent
